                                                                      EXHIBIT 11


                            ACT MANUFACTURING, INC.

           Weighted Shares Used in Computation of Earnings per Share


Shares used in the net income per common share computation are the weighted average number of common shares outstanding plus common share equivalents.

                            Quarter ended March 31,
                               1997         1996
                              -----        -----
                                 (in thousands)
Weighted average number of
 common shares outstanding    8,817        8,713
Common share equivalents        310          253
                              -----        -----

TOTAL                         9,127        8,966
                              =====        =====
